Exhibit 99.2

ICECURE MEDICAL LTD.

NON-TRANSFERABLE RIGHTS TO PURCHASE UP TO 10,000,000 UNITS,

REPRESENTING UP TO 10,000,000 ORDINARY SHARES AND WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES or PRE-FUNDED WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES AND WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES

THE RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME,
ON JULY 28, 2025, SUBJECT TO EXTENSION.

[●], 2025

Dear Shareholder:

This letter is being distributed by IceCure Medical Ltd., a company incorporated under the laws of the State of Israel (the “Company”), to all holders of record (the “Record Holders”) of ordinary shares, no par value per share (the “Ordinary Share”), at 5:00 p.m., New York City time, on July 9, 2025 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”). In the Rights Offering, the Record Holders will receive, at no charge, non-transferable subscription rights (the “Rights”) to purchase up to an aggregate of 10,000,000 Units (as defined below) at a subscription price of $1.00 per Unit (the “Subscription Price”). As described in the Prospectus (as defined below), each Record Holder will receive one Right for each Ordinary Share that such Record Holder owned as of 5:00 p.m., New York City time, on the Record Date. The Rights and Ordinary Shares are described in the accompanying prospectus, dated [●], 2025 (as the same may be amended, the “Prospectus”).

In the Rights Offering, up to an aggregate of $10,000,000 in Rights to purchase up to 10,000,000 Units are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on July 28, 2025 (such time, the “Expiration Date”), subject to extension by the Company, in its sole discretion. Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable.

Each Right allows the holder thereof to subscribe for 0.1703 of a unit (a “Unit”) pursuant to the holder’s basic subscription right (the “Basic Subscription Right”). Each Unit consists of one Ordinary Share and one a warrant to purchase one Ordinary Share (the “Warrant”), at the price of $1.00 per Unit (the “Subscription Price”). In lieu of receiving an Ordinary Share in a Unit, a holder whose ownership would exceed 4.99% (or, at the holder’s election, 9.99%) of the Company’s outstanding Ordinary Shares following the Rights Offering may elect to receive one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”) in lieu of one Ordinary Share and the Subscription Price per Unit, consisting of one Pre-Funded Warrant and one Warrant, for any such electing investor will be reduced to $0.9999 (which equals the Subscription Price per Unit consisting of one Ordinary Share and one Warrant, less the $0.0001 exercise price for each Pre-Funded Warrant).

The Company will not issue fractional Units in the Rights Offering. If the number of Rights you exercise would otherwise permit you to purchase a fraction of a Unit, the number of Units that you may purchase will be rounded down to the nearest whole Unit. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable. For example, if you owned 100 Ordinary Shares as of the Record Date, you would receive 100 Rights and would have the right to purchase 17 Units — each consisting of one Ordinary Share (or one Pre-Funded Warrant in lieu thereof) and one Warrant —pursuant to your Basic Subscription Rights.

If a Record Holder fully exercises his Basic Subscription Right(s) and other Record Holders do not fully exercise their Basic Subscription Rights, such holder may also exercise an over-subscription right (the “Over-Subscription Right”) to purchase additional Units that remain unsubscribed at the expiration of the Rights Offering (such shares, the “Unsubscribed Units”), subject to availability. To the extent the Unsubscribed Units are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, the available Units will be prorated among those who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. To the extent Record Holders properly exercise their Over-Subscription Rights for an aggregate amount of Units that is less than the number of the Unsubscribed Units, each Right Holder will be allocated the full number of Unsubscribed Units for which each such Record Holder actually paid in connection with the Over-Subscription Right. The remaining Ordinary Shares will be allocated among all other holders exercising the Over-Subscription Right on the same pro rata basis described above.

Each Record Holder will be required to submit payment in full for all the Units such holder wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because we will not know the total number of Unsubscribed Units prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Units he or she may purchase pursuant to such Record Holder’s Over-Subscription Right(s), such Record Holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no Record Holder other than such Record Holder purchases any Units pursuant to their Basic Subscription Rights and Over-Subscription Rights.

The Company will not be required to issue Units to you if the Subscription Agent does not receive your payment prior to the Expiration Date, regardless of when you send the subscription payment and related documents. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent before the expiration of the Rights Offering. If the Company elects to extend the Expiration Date, it will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Date. The Rights held by each Record Holder are evidenced by non-transferable rights certificates (the “Rights Certificates”). The Rights are non-transferable and may not be sold, transferred, assigned or given away to anyone, except by operation of law (e.g., by death) or by such Record Holders that are closed-end funds to funds affiliated with such holders.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions for Use of IceCure Medical Ltd. Rights Certificate; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Rights Certificate and forward them, together with payment in full of the aggregate Subscription Price for all of the Units for which you have subscribed pursuant to the Basic Subscription Right and the Over-Subscription Right, to the Subscription Agent. Do not send the Rights Certificate or payment to the Company.

Your properly completed and duly executed Rights Certificate, accompanied by full payment of the aggregate Subscription Price, including final clearance of any checks, must be received by the Subscription Agent before the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to the Expiration Date will be void, of no value and will cease to be exercisable for Units, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, LLC, the Information Agent. The Information Agent may be contacted by telephone ((888) 789-8409) or email (shareholder@broadridge.com). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

IceCure Medical Ltd.

3